SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 12, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the press release issued by i-CABLE on June 10, 2007 regarding the appointment by FIFA, the world governing body of soccer, as the Official Broadcaster of the 2010 FIFA World Cup to be hosted by South Africa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: June 11, 2007

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

FOR IMMEDIATE RELEASE

Hong Kong Cable Appointed Official Broadcaster of 2010 FIFA World CupTM

(Hong Kong, June 10, 2007) Hong Kong Cable Television Limited (Hong Kong Cable) today announced that it has been appointed by FIFA, the world governing body of football, as the Official Broadcaster of the 2010 FIFA World CupTM.

It is the third time in a row that the station has clinched exclusive broadcasting rights for the World Cup, the world’s most watched single sports event with more than 26 billion accumulated TV viewers.

The consecutive appointments firmly establish Hong Kong Cable’s position as the territory’s top sports broadcaster and exemplify its long-term commitment in bringing to Hong Kong viewers the world’s best sports programmes, said Hong Kong Cable Chairman and Chief Executive Officer, Mr. Stephen T.H. Ng.

“Following our highly successful coverage of the FIFA World Cup in 2002 and 2006, football fans all over Hong Kong have come to recognize that in Hong Kong, World Cup is Hong Kong Cable.

“We have been sparing no effort living up to our position as the territory’s No. 1 sports broadcaster by producing top-quality World Cup related programmes to the best of our abilities. Our unique style coverage has become an iconic event, much anticipated by the sports fans in Hong Kong,” he said.

Mr. Ng extended his sincere thanks to the FIFA for the appointment, “Once again, we take great pride in this partnership. We see it as FIFA’s continued affirmation and recognition of our efforts and trust in the quality of our coverage. We accept the appointment – for the third time in a row – with the same great sense of honour as we did when we were first appointed in 2002.”

The appointment was announced at a colourful ceremony today (Sunday) at Harbour City, Tsimshatsui, by Mr. Ng, who also officially kick off the 2010 World Cup fever in Hong Kong.

With the appointment of Hong Kong Cable as Official Broadcaster, football fans in Hong Kong can look forward to an exciting summer in 2010, when South Africa will host the first FIFA World Cup™ on African soil. Hong Kong Cable will carry all 64 final matches between June 11 and July 11 live from venues in nine South African cities - Cape Town, Durban, Johannesburg, Bloemfontein, Nelspruit, Polokwane, Port Elizabeth, Pretoria and Rustenburg.

“Coverage will, of course, also include the hundreds of qualifying and international friendly matches that will be played around the world and ancillary programming in the lead-up period,” said Mr Ng.

He promised football fans Hong Kong Cable would further build on the success of its coverage in 2002 and 2006, and make the 2010 FIFA World CupTM experience even more exciting and memorable.

At the ceremony, Hong Kong Cable also announced the acquisition of a host of further FIFA competitions for youth, women and Beach Soccer, various other international football tournaments and FIFA World Cup related programmes leading up to the big event in 2010. The programmes, which will start to be aired shortly, include:

Event	Date	Venue
Copa America Venezuela	Jun 25-Jul 15, 2007	Venezuela
FIFA U-20 World Cup Canada 2007	Jun 30-Jul 22, 2007	Canada
FIFA U-17 World Cup Korea 2007	Aug 18-Sept 9, 2007	South Korea
Qualifying League of South American Zone	Starts Sept, 2007	S.America
FIFA’s Women’s World Cup China 2007	Sept 10-30, 2007	China
FIFA Beach Soccer World Cup 2007	Early Nov, 2007	Brazil
Preliminary Draw - 2010 FIFA World CupTM	Nov 23, 2007	Durban, S.A.

Hong Kong Cable has also secured the carriage right of all home matches of five-time champion Brazil in the 2010 FIFA World Cup Qualifiers, which will be broadcast from September, 2007.

In 2002, Hong Kong Cable made history as the first Pay Television service in the world to be given the honour of being appointed Official Broadcaster for the most-watched event in the world.

-End-

For further information, please contact:

Mr. Danny Lo	Ms. Ivy Ng
Senior External Affairs Manager	Assistant External Affairs Manager
Tel : 2112 6916/ 7834 0668	Tel : 2112 5968/ 7834 1131
E-mail : dlo@cabletv.com.hk	E-mail : ivy_ng@cabletv.com.hk